UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
Date of report: For the month of
April 2023
Commission File Number: 001-39084
Innate Pharma S.A.
(Translation of registrant's name into English)
Innate Pharma S.A.
117 Avenue de Luminy-BP 30191
13009 Marseille, France
+ 33 (0) 4 30 30 30
(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ] Form 40-F [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

EXHIBIT INDEX
Exhibit Description
99.1 Press Release dated April 26, 2023

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INNATE PHARMA S.A.

Date: April 26, 2023	By:	/s/ MONDHER MAHJOUBI
	Name:	Mondher Mahjoubi
	Title:	Chairman of the Executive Board and Chief Executive Officer